Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

May 14, 2013

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	bluebird bio, Inc.
Amendment No. 2 to
Draft Registration Statement on Form S-1
Submitted April 24, 2013
CIK No. 0001293971

Dear Mr. Riedler:

This letter is confidentially submitted on behalf of bluebird bio, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s confidential submission of Amendment No. 2 to the Confidential Draft Registration Statement on Form S-1 submitted on April 24, 2013 (the “Draft Registration Statement”), as set forth in your letter dated May 8, 2013 addressed to Nick Leschly, President and Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing its Registration Statement on Form S-1 (the “Registration Statement”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

Mr. Riedler

United States Securities and Exchange Commission

May 14, 2013

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to confidentially submitting this letter via EDGAR, we are sending via Federal Express five (5) copies of each of this letter and the Registration Statement (marked to show changes from the Draft Registration Statement).

Prospectus Summary

Our product candidate pipeline, page 3

1.	Please expand your disclosure here and on page 95 to clarify what you mean by “CTA Open” and “IND Open.”

RESPONSE: The Company has revised the description of the regulatory status in the chart on pages 3 and 102 of the Registration Statement to refer to the status as “active”, which is the more common term for a clinical study for which no additional regulatory approvals are required prior to patient screening and enrollment.

Use of Proceeds, page 55

2.	We note your disclosure and your response to our prior comment 15. You disclose that you intend to use the net proceeds of this offering for the concurrent advancement of your Phase II/III clinical study for your Lenti-D product candidate and your Phase I/II clinical studies for your LentiGlobin product candidate and for capital expenditures, working capital and other general corporate purposes. You also disclose on page 81 that you believe that the net proceeds from this offering and your existing cash and cash equivalents will be sufficient to fund your projected operating requirements through at least the end of 2015. To the extent you intend to use any of the proceeds from your offering to fund the below studies, please expand your disclosure to estimate the amount of proceeds that will be used for each purpose as required by Item 504 of Regulation S-K:

•	ALD-102 Study, a Phase II/III clinical study of Lenti-D to evaluate its safety and efficacy in subjects with childhood cerebral adrenoleukodystrophy;

•	HGB-204 Study, a Phase I/II clinical study in the United States of LentiGlobin to evaluate its safety and efficacy in subjects with ß-thalassemia major; and

•	HGB-205 Study, a Phase I/II clinical study in Europe of LentiGlobin to evaluate its safety and efficacy in subjects with ß-thalassemia major and sickle cell disease.

Please also disclose the stage of development that you expect the proceeds to achieve for each clinical study and product candidate.

Mr. Riedler

United States Securities and Exchange Commission

May 14, 2013

RESPONSE: The Company has revised its disclosure on pages 55 and 56 of the Registration Statement in response to the Staff’s comment.

Critical accounting policies and significant judgments and estimates

Stock-based compensation

Stock-based awards, page 66

3.	We acknowledge your response to our comment 19. Regarding the discount for lack of marketability factor used in your determination of fair value of common stock, please tell us the names and dates of the empirical studies of restricted stock by publicly traded companies used to justify the smaller discount rate.

RESPONSE: The Company advises the Staff that empirical studies of restricted stock by publicly traded companies support the Company’s position that the time to liquidity should be considered when estimating the discount for lack of marketability (“DLOM”). The Company notes that the pricing of restricted stock relative to the price of freely-traded stock is one indicator of the DLOM. In particular, the Company notes the findings in the Aschwald study1, which showed that a one-year reduction in the Rule 144 holding period was associated with a significant reduction in the average DLOM for restricted shares.

4.	We acknowledge your response to our comment 20. With regards to the company’s view towards a possible IPO, please tell us if management had begun discussions or preparing for the possibility of an IPO prior to and/or at the July 23, 2012 valuation date.

RESPONSE: The Company advises the Staff that the Company had not begun discussions regarding or preparing for the possibility of an IPO prior to and/or at the July 23, 2012 valuation date. The Company further advises the Staff that, notwithstanding the foregoing, the Company determined to assign a 15% IPO probability weighting to an IPO for the July 23, 2012 valuation due to (1) the Company’s subjective understanding of public market receptivity for similarly-staged companies and, by extrapolation, the potential public market receptivity for an initial public offering by the Company, (2) the Company’s business and clinical trajectory and the Company’s subjective perception of increased interest from strategic companies and investors in gene therapy as an emerging new therapeutic modality and, by extrapolation, the potential for the Company to enter into a strategic collaboration with a strategic party in light of such increased interest and (3) the Company’s belief that certain of the new investors in the July 2012 Series D financing typically only invest in private companies if they believe that an initial public offering or other liquidity event is possible within a few years following the investment and, by extrapolation, the extent to which the Company’s ability to complete the Series D financing with these investors suggested that there might be receptivity in the public markets for an initial public offering by the Company within a few years following the investment.

[1]	Kathryn Aschwald, “Restricted Stock Discounts Decline as a Result of 1-Year Holding Period,” Shannon Pratt’s Business Valuation Update, May 2000, pp. 1-5.

Mr. Riedler

United States Securities and Exchange Commission

May 14, 2013

Contractual obligations and commitments, page 82

5.	We acknowledge your response to our comment 22. We continue to believe disclosure of your significant obligations to make future payments to third parties on the achievement of milestones is pertinent to a potential investors understanding of your business. Therefore, please quantify the amount of milestones for each material commitment (e.g. Institut Pasteur) into meaningful categories such as development, regulatory, and/or commercial milestones and the nature of the underlying events which triggers the milestone payment. For your commitments that you deem future obligations are immaterial, please indicate such in revised disclosure.

RESPONSE: The Company has revised its disclosure on pages 90-91 of the Registration Statement in response to the Staff’s comment.

Business, page 85

Overview, page 85

6.	Please specify, with respect to your Phase I/II clinical studies for LentiGlobin, that the clinical studies in the United States and Europe will evaluate safety and efficacy in subjects with ß-thalassemia major and ß-thalassemia major and SCD, respectively, since your United States trial will not extend to SCD.

RESPONSE: The Company has revised its disclosure on pages 1, 67 and 93 of the Registration Statement in response to the Staff’s comment.

Director Compensation, page 154

7.	We have reviewed your response to prior comment 41. Please restore your narrative description of the material terms of your letter agreements with Mr. Lynch and Dr. Maraganore. See Item 402(r)(3) of Regulation S-K. Please also expand your disclosure to note that these agreements will terminate prior to the effectiveness of this registration statement.

RESPONSE: The Company has revised its disclosure on page 162 of the Registration Statement in response to the Staff’s comment.

Mr. Riedler

United States Securities and Exchange Commission

May 14, 2013

Notes to consolidated financial statements

Note 16. Subsequent events, page F-38

8.	We acknowledge your response to our comment 52. We will evaluate your response to our comment once you have amended the registration statement to include your financial results as of March 31, 2012, that will include disclosures requested regarding your collaboration with Celgene.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that the Registration Statement includes the Company’s financial results as of March 31, 2013, including disclosures regarding the Company’s collaboration with Celgene.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1933.

Sincerely,

/s/ Michael H. Bison, Esq.

Michael H. Bison, Esq.

Enclosures

cc:	Nick Leschly, bluebird bio, Inc.
Jeffrey T. Walsh, bluebird bio, Inc.